EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended March 31,
	2013	2014	2015	2016	2017
	(Millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥889,530	¥1,286,858	¥1,114,784	¥1,294,644	¥851,034
Add: Fixed charges (excluding interest on deposits)(1)	298,158	279,601	286,850	308,450	322,295
Add: Distributed income of equity investees	4,158	4,295	4,743	10,406	9,328
Less: Preference security dividend requirements of consolidated subsidiaries	(86,063)	(84,289)	(65,780)	(62,727)	(52,636)

Total earnings	¥1,105,783	¥1,486,465	¥1,340,597	¥1,550,773	¥1,130,021

Fixed charges (excluding interest on deposits)(1)	¥298,158	¥279,601	¥286,850	¥308,450	¥322,295
Ratio of earnings to fixed charges	3.71	5.32	4.67	5.03	3.51

	Fiscal year ended March 31,
	2013	2014	2015	2016	2017
	(Millions of yen, except for ratios)
Including interest on deposits
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥889,530	¥1,286,858	¥1,114,784	¥1,294,644	¥851,034
Add: Fixed charges (including interest on deposits)(1)	421,536	419,991	452,417	510,762	571,323
Add: Distributed income of equity investees	4,158	4,295	4,743	10,406	9,328
Less: Preference security dividend requirements of consolidated subsidiaries	(86,063)	(84,289)	(65,780)	(62,727)	(52,636)

Total earnings	¥1,229,161	¥1,626,855	¥1,506,164	¥1,753,085	¥1,379,049

Fixed charges (including interest on deposits)(1)	¥421,536	¥419,991	¥452,417	¥510,762	¥571,323
Ratio of earnings to fixed charges	2.92	3.87	3.33	3.43	2.41

Note:

(1)	Comprises (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense and (iv) preference security dividend requirements of consolidated subsidiaries.